
02045620

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



(Mark One):

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the fiscal year ended December 31, 2001.

/ / TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period from ______________ to ________________.

Commission file number: 1-11277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

## Required Information

**Item 4**

**In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 2001 and December 31, 2000.**

## SIGNATURES

**Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Wayne, State of New Jersey, on June 28, 2002.**

**VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN**

**By** 

**Alan D. Eskow**
**Executive Vice President**
**& Chief Financial Officer**



# VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

# VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedule

## Index



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

## Independent Auditors' Report

The Board of Directors
Valley National Bank:

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Employee Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 17, 2002

**VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN**

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Assets: | | | |
| Mutual funds | $ | 30,705,887 | 30,635,276 |
| Valley common stock fund | | 2,614,293 | 1,993,853 |
| Employee Stock Ownership Fund: | | | |
| Unallocated | | 2,849,582 | 3,447,662 |
| Allocated | | 6,323,710 | 4,512,315 |
| Participant loans | | 146,088 | 115,313 |
| Guaranteed Investment Contract | | 680,337 | 652,088 |
| Total assets | | 43,319,897 | 41,356,507 |
| Note payable | | 714,044 | 892,555 |
| Net assets available for benefits | $ | 42,605,853 | 40,463,952 |

See accompanying notes to financial statements.

**VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN**

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

| | Mutual funds | Valley common stock fund | Employer Stock Ownership Fund | | Guaranteed Investment Contract | Participant loans | Plan total |
|---|---|---|---|---|---|---|---|
| | | | Unallocated | Allocated | | | |
| Employer contributions, net of forfeitures | $ — | $ — | $ 831,803 | $ — | $ — | $ — | $ 831,803 |
| Employee contributions | 2,756,006 | 339,766 | — | — | — | — | 3,095,772 |
| Total contributions | 2,756,006 | 339,766 | 831,803 | — | — | — | 3,927,575 |
| Transfer in from The Merchants Bank of New York and Subsidiaries 401(k) Plan | 2,535,562 | — | — | — | — | 49,349 | 2,584,911 |
| Allocation of 60,296 shares, at market value | — | — | — | 1,464,086 | — | — | 1,464,086 |
| Investment income (loss): | | | | | | | |
| Dividends and interest | 601,490 | — | 107,862 | 169,726 | 31,621 | 17,157 | 927,856 |
| Net investment (loss) gain | (3,256,857) | 222,170 | 172,634 | 382,717 | — | — | (2,479,336) |
| Net investment (loss) income | (2,655,367) | 222,170 | 280,496 | 552,443 | 31,621 | 17,157 | (1,551,480) |
| Allocation of 60,296 shares, at market value | — | — | (1,464,086) | — | — | — | (1,464,086) |
| Transfer among funds | (100,566) | 155,916 | — | (55,350) | — | — | — |
| Loan repayments | 26,788 | 5,918 | — | — | — | (32,706) | — |
| Interest expense on ESOP loan | — | — | (67,782) | — | — | — | (67,782) |
| Distributions | (2,491,812) | (103,330) | — | (149,784) | (3,372) | (3,025) | (2,751,323) |
| Net increase (decrease) in net assets available for benefits | 70,611 | 620,440 | (419,569) | 1,811,395 | 28,249 | 30,775 | 2,141,901 |
| Net assets available for benefits at beginning of year | 30,635,276 | 1,993,853 | 2,555,107 | 4,512,315 | 652,088 | 115,313 | 40,463,952 |
| Net assets available for benefits at end of year | $ 30,705,887 | $ 2,614,293 | $ 2,135,538 | $ 6,323,710 | $ 680,337 | $ 146,088 | $ 42,605,853 |

See accompanying notes to financial statements.

**VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN**

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

| | Mutual funds | Valley common stock fund | Employer Stock Ownership Fund | | Guaranteed Investment Contract | Participant loans | Plan total |
|---|---|---|---|---|---|---|---|
| | | | Unallocated | Allocated | | | |
| Employer contributions, net of forfeitures | $ — | $ — | $ 690,454 | $ — | $ — | $ — | $ 690,454 |
| Employee contributions | 2,499,890 | 291,531 | — | — | — | — | 2,791,421 |
| Total contributions | 2,499,890 | 291,531 | 690,454 | — | — | — | 3,481,875 |
| Allocation of 64,251 shares, at market value | — | — | — | 1,294,734 | — | — | 1,294,734 |
| Investment income (loss): | | | | | | | |
| Dividends and interest | 1,651,668 | — | 91,533 | 202,204 | 43,217 | 11,176 | 1,999,798 |
| Net investment (loss) gain | (3,795,760) | 309,511 | 852,104 | 750,750 | — | — | (1,883,395) |
| Net investment (loss) income | (2,144,092) | 309,511 | 943,637 | 952,954 | 43,217 | 11,176 | 116,403 |
| Allocation of 64,251 shares, at market value | — | — | (1,294,734) | — | — | — | (1,294,734) |
| Transfer among funds | 376,130 | (375,999) | — | — | (131) | — | — |
| Loan repayments | 25,020 | 1,582 | — | — | — | (26,602) | — |
| Interest expense on ESOP loan | — | — | (82,956) | — | — | — | (82,956) |
| Distributions | (2,171,302) | (86,405) | — | (153,271) | (254,344) | (10,473) | (2,675,795) |
| Net (decrease) increase in net assets available for benefits | (1,414,354) | 140,220 | 256,401 | 2,094,417 | (211,258) | (25,899) | 839,527 |
| Net assets available for benefits at beginning of year | 32,049,630 | 1,853,633 | 2,298,706 | 2,417,898 | 863,346 | 141,212 | 39,624,425 |
| Net assets available for benefits at end of year | $ 30,635,276 | $ 1,993,853 | $ 2,555,107 | $ 4,512,315 | $ 652,088 | $ 115,313 | $ 40,463,952 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) General*

The accompanying financial statements of the Valley National Bank Employee Savings and Investment Plan (the Plan) have been prepared on an accrual basis of accounting. As of July 1, 2001, The Merchants Bank of New York and Subsidiaries 401(k) Plan was merged into the Plan. Assets transferred from the aforementioned plan are included in the statement of changes in net assets available for benefits. Assets of the merged plan were transferred at fair value at the time of transfer.

### *(b) Management of Trust Funds*

Mutual funds of the Plan are managed by Fidelity Investments, Inc. (Fidelity). Reliance Trust Company is the custodian and investment manager of the Valley National Bank Common Stock Fund and the Valley National Bancorp (Valley) common stock held in the Unallocated and Allocated Employee Stock Ownership Fund. New England Financial is the custodian for the Guaranteed Investment Contract. Fidelity, Reliance Trust Company and New England Financial are trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

### *(c) Investments*

Mutual funds and the Valley common stock fund are stated at current value. The current value of investments is based on current market quotations. Guaranteed investment contracts are stated at contract value and credited interest at 7.20% and 6.45% at December 31, 2001 and 2000, respectively.

Investment transactions are recorded on the settlement date and not the trade date as required by accounting principles generally accepted in the United States of America. There was no effect on the financial statements due to this recognition method. The Plan accrues interest and dividend income as earned. Realized gains or losses are calculated on a specific identification basis.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.



(Continued)

*(d) Participant Loans*

The Plan also has participant loans, which were transferred from the previously merged plans including The Merchants Bank of New York and Subsidiaries 401(k) Plan. The loans in the Plan were outstanding at the time of transfer. In accordance with the Plan, new loans are not permitted.

*(e) Use of Estimates*

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

*(f) Impact of Future Accounting Changes*

On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, SFAS No. 133). The adoption of the above statements did not have a significant impact on the financial statements of the Plan.

**(2) Plan Description**

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and covers all employees of Valley National Bank and its subsidiaries (the Bank) provided such employee has completed 1,000 hours of service over a continuous 12-month period, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).



(Continued)

Members may direct contributions made by or for them to be applied to all or any investment funds in ½% increments from 1% to 15% of their annual base salary. The employer's contributions are credited to participant accounts in shares of Valley National Bancorp common stock. A member is 100% vested at all times for his/her tax deferred contributions. The employer's contributions and earnings or losses on employer contributions made to a member's account are vested 50% after three years of service, 75% after four years of service, and 100% after five years of service.

The Bank has agreed to match the employees' contributions to the trust in an amount equal to 100% of 3.5% of each member's salary deferred contributions as established by the Bank. Member contributions are limited to the lesser of 15.0% of the member's compensation, as defined, or such amount permissible under the Internal Revenue Code (the Code). All contributions are paid to the investment manager by the Bank.

Each participant's account is credited with the participant's contribution and an allocation of the Bank's contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

After a member's separation from service with the Bank for any reason (retirement, termination, etc.), the vested portion of his/her account is available to be distributed as a cash lump-sum payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors. If the Plan were terminated, participants would receive the entire balance in their accounts.

## (3) Forfeitures

Forfeitures arising from the termination of members who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2001 and 2000 were $97,440 and $116,136, respectively.

## (4) Federal Income Tax

The Internal Revenue Service (IRS) issued its latest determination letter on November 12, 1997 which stated that the Plan and its underlying trust, as then designed, qualify under the applicable provisions of the Code and, therefore, are exempt from federal income taxes. Subsequently, the Plan has been amended and submitted to the IRS for a determination letter. In the opinion of the Plan's trustees, the Plan and its underlying trust have operated within the terms of the Plan and should remain qualified under the applicable provisions of the Code.



(Continued)

## (5) Investments

The following is a summary of individual investments, at current value, that represent 5% or more of net assets available for benefits at December 31, 2001 and 2000:

| Description | | 2001 | 2000 |
|---|---|---|---|
| Cash reserve fund | $ | 3,709,483 | 3,119,341 |
| Advisor intermediate bond fund | | 3,808,904 | 3,500,447 |
| Advisor balanced fund | | 5,373,119 | 5,399,848 |
| U.S. equity index fund | | 4,953,943 | 5,356,832 |
| Advisor equity growth fund | | 9,810,931 | 12,239,320 |
| Valley stock fund | | 2,614,293 | 1,993,853 |
| Employee stock ownership fund: | | | |
| Unallocated | | 2,849,582 | 3,447,662 |
| Allocated | | 6,323,710 | 4,512,315 |

## (6) Management Fees

Costs of management services rendered on behalf of the Plan were paid by the Bank for the years ended December 31, 2001 and 2000.

## (7) ESOP

On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the Wayne ESOP) was merged into the Plan. The Plan purchased Valley common shares using the proceeds of a bank borrowing guaranteed by the Bank, and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of ten years by fully deductible bank contributions to the trust fund. As the Bank makes each payment of principal, an appropriate percentage of common stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation.

All share amounts have been restated to reflect the five for four stock split issued on May 17, 2002, and all prior stock dividends and splits.



(Continued)

The borrowing is collateralized by the unallocated shares of common stock. Valley (the lender) has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

- the accounts of employees with vested rights in allocated stock (allocated); and

- stock not yet allocated to employees (unallocated).

In June 1996, the Wayne ESOP entered into a $1,785,110 loan agreement with Wayne Bancorp, Inc. On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. Upon the merger, the underlying common shares held in the ESOP were exchanged for 1.1 shares of Valley common stock and the Plan assumed the loan as of May 1, 1999 with an outstanding balance of $1,190,073. The term loan agreement was transferred to the Bank. The agreement provides for the loan to be repaid over ten years. The scheduled amortization of the loan is $178,511 for each of the next four years. The loan bears a fixed rate of interest of 8.25%.

Schedule 1

**VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN**

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

| Description | Number of shares or units | Cost | Current value |
|---|---|---|---|
| Fidelity mutual funds: | | | |
| Cash reserve fund | 3,757,006.504 | $ * | $ 3,709,483 |
| Advisor intermediate bond fund | 354,646.542 | * | 3,808,904 |
| Advisor balanced fund | 344,430.733 | * | 5,373,119 |
| U.S. equity index fund | 121,898.205 | * | 4,953,943 |
| Advisor equity growth fund | 195,164.729 | * | 9,810,931 |
| Worldwide fund | 67,965.657 | * | 996,377 |
| Valley common stock fund | 162,102.556 | * | 2,614,293 |
| Growth and income fund | 14,793.370 | * | 552,976 |
| Blue chip growth fund | 12,519.323 | * | 537,580 |
| Magellan fund | 3,832.851 | * | 399,460 |
| Managed income fund | 563,113.900 | * | 563,114 |
| Employee stock ownership fund: | | | |
| Unallocated | 86,482.000 | 1,241,693 | 2,849,582 |
| Allocated: | | | |
| Valley common stock | 189,029.000 | 5,279,276 | 6,228,506 |
| Cash account | 95,203.740 | 95,204 | 95,204 |
| Subtotal | | 5,374,480 | 6,323,710 |
| Participant loans (rates range from 6.25% to 9.50%) | 146,088.000 | * | 146,088 |
| Guaranteed investment contract | 680,337.280 | * | 680,337 |
| | | | $ 43,319,897 |

* Not required for participant-directed investments

See accompanying notes to financial statements.